A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois  60523

May 25, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:    Justin Dobbie

Re:	A. M. Castle & Co.
Amendment No. 1 to
Registration Statement on Form S-4
File No. 333-180662

Dear Mr. Dobbie:

A. M. Castle & Co. (the “Company”) has filed Amendment No. 1 to the above referenced registration statement on Form S-4.  This letter and Amendment No. 1 respond to your letter dated April 25, 2012 containing the Staff’s comments with respect to the Company’s initial S-4 filing.  For your convenience, each of the Staff’s comments is reprinted in bold below.

Exhibit 5.2

1.                                     Please refer to the numbered assumptions beginning on page 2.  Please have counsel delete the last sentence of the fourth numbered assumption.

The requested change has been made.  Please see Exhibit 5.2 filed with Amendment No. 1.

Exhibit 5.3

2.                                      Please have counsel delete the fourth sentence of the second paragraph on page 1.

The requested change has been made.  Please see Exhibit 5.3 filed with Amendment No. 1.

Please do not hesitate to contact me at (847) 455-7111 with any questions you may have.

Sincerely,

/s/ Robert J. Perna

Robert J. Perna
Vice President, General Counsel & Secretary